Exhibit 7.1

(1 of 2)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(in thousands of pesos)(1)

	2009	2008	2007	2006	2005
Mexican Financial Reporting Standards
Fixed Charges(2):
Interest capitalized in fixed assets	3,813,747	1,057,440	5,350,849	6,996,305	5,540,983
Interest expense	78,300,095	73,883,856	57,847,569	46,099,472	57,146,232

Total interest cost	82,113,842	74,941,296	63,198,418	53,095,777	62,687,215
Total Fixed Charges	82,113,842	74,941,296	63,198,418	53,095,777	62,687,215

Net income	(94,662,018)	(112,076,444)	(18,307,569)	46,953,205	(82,357,983)
Hydrocarbons Income Tax (IRP)	2,502,651	1,582,910	6,030,367	4,914,859	2,135,245
Income Tax and Others	6,219,098	8,885,312	3,226,241	4,605,044	3,981,678
Cumulative effect of adoption of new accounting standards	—	—	—	—	(1,905,868)
Profit sharing in subsidiaries and affiliates (income from equity investees)	1,291,487	1,965,213	(5,545,054)	(10,073,577)	(8,658,665)

Pretax income from continuing operations before income from equity investees	(84,648,782)	(99,643,009)	(14,596,015)	46,399,531	(86,805,593)
Fixed Charges(2):	82,113,842	74,941,296	63,198,418	53,095,777	62,687,215
Amortization of interest capitalized	152,550	42,298	214,034	279,852	221,639
Distribution of income from investments in shares	—	2,923,216	3,558,680	5,876,453	5,486,425
Interest capitalized in fixed assets	(3,813,747)	(1,057,440)	(5,350,849)	(6,996,305)	(5,540,983)

Earnings	(6,196,137)	(22,793,639)	47,024,268	98,655,308	(23,951,297)

Amount by which fixed charges exceed earnings	88,309,979	97,734,935	16,174,150		86,638,512
Ratio of earnings to fixed charges				1.8581

(1)	Figures for 2005 and 2006 are stated in constant pesos as of December 31, 2007. Figures for 2008 and 2009 are stated in constant pesos as of December 31, 2009.
(2)	These figures do not include rental expense.

Exhibit 7.1

(2 of 2)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(in thousands of pesos)(1)

	2009	2008	2007	2006	2005
U.S. GAAP
Fixed Charges(2):
Interest capitalized in fixed assets	3,813,747	559,607	7,797,815	8,659,013	6,321,963
Interest expense	78,300,095	74,381,689	55,400,603	44,436,764	56,365,252

Total interest cost	82,113,842	74,941,296	63,198,418	53,095,777	62,687,215
Total Fixed Charges	82,113,842	74,941,296	63,198,418	53,095,777	62,687,215

Net income	(52,572,107)	(67,765,607)	(32,642,076)	56,722,446	(79,791,073)
Hydrocarbons Income Tax (IRP)	2,456,637	1,570,288	5,967,879	4,840,082	2,577,913
Income Tax and Others	6,219,098	8,885,312	3,226,241	4,605,044	3,981,678
Cumulative effect of adoption of new accounting standards	—	—	—	—	(1,905,868)
Profit sharing in subsidiaries and affiliates (income from equity investees)	1,291,487	(1,815,570)	(5,791,312)	(7,078,235)	(7,828,486)
Non-controlling interest	(160,285)	(140,652)	6,089	54,789	(1,159,233)
Pretax income from continuing operations before income from equity investees	(42,765,170)	(59,266,229)	(29,233,179)	59,144,126	(84,125,069)
Fixed Charges(2):	82,113,842	74,941,296	63,198,418	53,095,777	62,687,215
Amortization of interest capitalized	152,550	22,384	311,913	346,361	252,879
Distribution of income from investments in shares	—	2,923,216	3,558,680	5,876,453	5,486,425
Interest capitalized in fixed assets	(3,813,747)	(559,607)	(7,797,815)	(8,659,013)	(6,321,963)

Earnings	35,687,475	18,061,060	30,038,017	109,803,704	(22,020,513)

Amount by which fixed charges exceed earnings	46,426,367	56,880,236	33,160,401		84,707,728
Ratio of earnings to fixed charges				2.0680

(1)	Figures for 2005 and 2006 are stated in constant pesos as of December 31, 2007. Figures for 2008 and 2009 are stated in constant pesos as of December 31, 2009.
(2)	These figures do not include rental expense.